TASEKO AND WILLIAMS LAKE INDIAN BAND SIGN PARTICIPATION AND COOPERATION AGREEMENT

April 3, 2013, Vancouver, BC – Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") is pleased to announce that a Participation and Cooperation Agreement has been finalized between the Gibraltar Mine and the Williams Lake Indian Band (“WLIB”).

The agreement is intended to enhance understanding, communication and cooperation with the WLIB. It includes provisions for the establishment of an implementation committee, community engagement, education and training initiatives and economic development initiatives.

Russell Hallbauer, President and CEO of Taseko, commented, “We are pleased with the working relationship that has been developed with the WLIB over the past year. The agreement reflects a commitment to work together for mutual benefit. Both parties are aligned in their interests and in their commitment to ensure the Gibraltar Mine continues to generate local value and opportunity through environmentally sound mining practices.”

Ann Louie, WLIB Chief stated, “We are extremely pleased to conclude this agreement with Gibraltar Mines Ltd. Gibraltar Mine has been in existence since the seventies, and we know that it’s not going anywhere. Now we have clarity as to how we can work together to deal with future activity at the mine. Williams Lake Indian Band’s approach, where possible, is to work with industry to build relationships and partnerships. We are hopeful that this will be the beginning of a lengthy and cooperative relationship with Gibraltar Mine. We commend Gibraltar, and its parent company Taseko, for working with us to conclude this agreement.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%).

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.